December 22, 2006

VIA EDGAR AND FACSIMILE—(202) 772-9218

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Attention:	Jay Mumford Perry Hindin, Special Counsel Kristin Lochhead Brian Cascio
Re:	Accuray Incorporated Registration Statement on Form S-1 (Registration No. 333-138622)

Ladies and Gentlemen:

        On behalf of Accuray Incorporated ("Accuray" or the "Company"), we confirm receipt of the letter dated December 8, 2006 from the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the above-referenced filing. We are responding to the Staff's comments as set forth below. The Staff's comments are set forth below in bold, followed by the Company's response. Accuray is filing pre-effective Amendment No. 1 ("Amendment No. 1") to the above-referenced registration statement with this response letter. All page numbers in the responses below refer to Amendment No. 1.

General

1.
It is unclear from the front cover page and signature page of your registration statement which entity has filed the registration statement and is registering the securities. Your disclosure on page II-2, indicating that "[p]rior to completion of the offering, the Registrant will reincorporate in Delaware," suggests that the California corporation is the registrant but that the Delaware corporation will be issuing the securities. Please note that the company that will be issuing the securities needs to file the registration statement. See Securities Act Rule 405 for the definition of "registrant." Please indicate whether the reincorporation will occur prior to effectiveness and revise your registration statement to clearly identify the entity that is both registering and issuing the securities registered in your Form S-1.

        Accuray respectfully advises the Staff that the Registrant is currently a California corporation, but will prior to effectiveness of the Registration Statement reincorporate in Delaware by merging into a Delaware corporation, with the Delaware corporation surviving the merger. Accuray has revised the front cover of the Registration Statement to reflect that the jurisdiction of incorporation of the Registrant is Delaware.

2.
Please update information you have provided throughout your prospectus as of June 30, 2006 to a more recent practicable date.

        Accuray has revised the disclosure in Amendment No. 1 to provide information as of a more recent practicable date in response to the Staff's comment.

Prospectus Cover Page

3.
Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering within that range. Also note that we may have additional comments after you include this information.

        Accuray acknowledges the Staff's comment and confirms that, prior to circulating the prospectus, it will file a pre-effective amendment to the Registration Statement that will include all non-Rule 430A information.

Graphics

4.
If you intend to add graphics to your prospectus please provide us with copies so that we may review them.

        Accuray acknowledges the Staff's comment and notes that it has included proposed graphics in its Amendment No. 1. Accuray supplementally confirms that it will verify that the Staff has no objection to its graphics prior to circulation.

Prospectus Summary

5.
The disclosure in the summary should be a balanced presentation of your business. Please balance the description of your competitive strengths with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plans. For example, but without limitation, balance your discussion of your product benefits with a discussion of the risks your business faces from:

•
the expected 25% decrease in the Medicare payment rate for procedures utilizing your product for the 2007 calendar year;

•
the lack of long-term clinical data supporting the efficacy of your product;

•
your reliance on single source suppliers;

•
the length and variability of your sales cycle;

•
regulatory risks resulting from your frequent product modifications and upgrades; and

•
the significance to your business of international sales and your dependence on third-party distributors.

        Accuray acknowledges the Staff's comment and has revised the disclosure in Amendment No. 1 to balance the description of our competitive strengths with equally prominent disclosure of certain challenges and the risks which could harm our business in response to the Staff's comment. See, for example, the additional disclosure entitled "Risks Associated with Our Business" on page 5.

6.
Please provide us independent, objective support for the statements regarding your leadership and market standing. For example, you indicate in the summary and in other parts of your prospectus that your products procedure "avoids many of the potential risks and complications that are associated with other treatment options and is more cost effective that traditional surgery" and that you have "a well-established track record of developing and delivering state-of-the-art upgrades."

        Accuray acknowledges the Staff's comment and is supplementally providing to the Staff copies of the applicable portions of Amendment No. 1 that are based upon third-party sources and the citations for these statements. For the Staff's convenience, each statistic or estimate is numerically keyed to the supporting source for that statistic or estimate.

7.
Please disclose in your prospectus summary when your product received FDA approval and when it received approval for indications outside the brain.

        Accuray has provided additional disclosure on page 1 of the Amendment No. 1 indicating when the Company's product received FDA approval and approval for indications outside the brain.

8.
In the forepart of the prospectus, including the summary and the risk factors, please limit the use of technical jargon and terms that may not be familiar to investors, including terms and abbreviations such as "linear accelerator," "image-guidance technology," "rigid frames,"

  "sterotactic frames," "gantry-based," "implanted fiducials" and "collimator changer." Where you believe it is essential to use technical terms and abbreviations, please define them when you use them.

        Accuray acknowledges the Staff's comment and has revised its disclosure in Amendment No. 1 to minimize the use of technical jargon. With respect to those terms which Accuray believes cannot be replaced by suitable alternatives, Accuray has revised the disclosure to explain such terms and phrases the first time they are used in Amendment No. 1. For example, the additional disclosure on pages 1, 2, 4, 18, 57, 58, 59 and 64.

The Offering, page 6

9.
We note the discussion that the information in the prospectus assumes the exercise of the warrants to purchase 525,000 shares of common stock immediately prior to the closing of the offering. Please tell us the basis for assuming the exercise of these warrants. For example, discuss whether there is there a firm commitment or other agreement for the exercise of these warrants.

        Accuray notes that the exercise price per share for the warrant is $1.00 and expects that its stock price will be in excess of this amount. In light of the terms of the warrant, which provide for the automatic termination upon an initial public offering if the warrant is not exercised beforehand, Accuray determined that it was appropriate to include the exercise of the warrant. Accuray supplementally informs the Staff that it recently received a notice from the warrant holder communicating his intention of exercising the warrant immediately prior to the effectiveness of the offering.

Risk Factors, page 9

We must obtain and maintain regulatory approvals..., page 17

10.
Please expand your discussion regarding the 12 month suspension of Japanese regulatory approval. For example, explain what it means to have your distributor fail to "coordinate product modifications and obtain necessary regulatory clearances in a timely manner." Confirm that the cause of such suspension has since been resolved to the satisfaction of Japanese regulatory authorities and whether as a result of such suspension you are subject to a probationary period. Also clarify whether this distributor is one of your current major shareholders.

        Accuray has revised the disclosure concerning the suspension of its Japanese regulatory approval on page 19 and does hereby confirm that suspension has been resolved to the satisfaction of Japanese regulatory authorities and that Accuray is not subject to a probationary period. Furthermore Accuray confirms that this former distributor is not a major shareholder of Accuray, and has provided further description on page 62.

Management's Discussion and Analysis, page 35

11.
Please revise the overview to add a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company's financial condition and operating results. Discuss material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused, and the actions they are taking in response to them. For example, disclose whether you are seeking to expand or reduce your shared ownership plans, why you chose to restructure your service plans and discontinue your legacy service plans and the effects such restructuring has had on your results of operation. As another example, disclose what consideration, if any, management has given to the challenges, risks and potential effects on your operating results, liquidity and prospects resulting from the downward adjustment to Medicare reimbursement rates by at least 25% for treatments using your technology, as discussed in your risk factor on pages 11 and 12 and on page 66. Discuss whether management has contemplated the effect of such trend on its expectations disclosed on page 39 that costs of revenue and certain expenses will decrease as a percentage of total net revenue as you realize economies of scale. For further guidance on the content and purpose of the "Overview," see Interpretive Release No. 33-8350 on our website.

        Accuray acknowledges the Staff's comments and supplementally informs the Staff that it has reviewed the guidance contained in the Interpretative Release No. 33-8350. Accuray further supplementally informs the Staff that it has revised the introductory section of its Management's Discussion and Analysis on page 38 to identify the known trends and uncertainties to Accuray's business.

Net revenue, page 39

12.
Please revise to explain the types of revenue included in each of the four categories disclosed on the face of your statement of operations.

        Accuray has revised the disclosure on page 41 to explain the types of revenue included in its statement of operations in response to the Staff's comments. Accuray supplementaly informs the Staff that its net revenue consists of product revenue, shared ownership program revenue, services revenue and other revenue. Product revenue consists of revenue primarily from the sale of CyberKnife systems. Shared ownership revenue, is generated from our shared ownership program. Services revenue consists of revenue related to the sales of our service programs and upgrades. Other revenue is primarily derived from the sale of our linacs for non-medical uses.

Recent Accounting Pronouncements, page 49

13.
We see that you currently use SFAS 123 to account for share-based payment transactions. Please explain why you disclose that the amounts disclosed within your footnotes are not necessarily indicative of the amounts that will be expensed upon the adoption of SFAS 123-R. Note that if you use the fair value method to account for share-based payments, the requirements of paragraph 45(c) of SFAS 123 are not applicable.

        In response to the Staff's comments, Accuray has revised the disclosure on pages 55 and 56 to explain why the stock-based compensation amounts disclosed in the financial statements are not necessarily indicative of the amounts that will be expensed upon adoption of SFAS 123R.

Business, page 51

14.
We note that you have identified Meditec/Marubeni Corporation as a 10% customer on page F-10, Please disclose in your business section the information required by Item 101(c)(vii) of Regulation S-K.

        Accuray informs the Staff that it has revised the disclosure on page 62 in compliance with Item 101 of Regulation S-K.

15.
Please provide a brief history of your operations. For example, we note you entered into manufacturing agreements in 1991, yet did not receive approval to sell your product in Japan in 1996 and in the United States until 1999. Explain how you funded your development.

        Accuray has revised the disclosure on pages 57 and 58 to provide the disclosure requested.

16.
Specify the "various indications" for which your product has been approved in Japan, Korea, Taiwan, China and the other countries you refer to in the second paragraph of page 51.

        Accuray has revised the disclosure on page 57 to provide the disclosure requested by including the indications for which the CyberKnife system has been approved in various jurisdictions.

17.
Please provide us support for your estimate that over 20,000 patients worldwide have been treated with the CyberKnife system since its commercial introduction. Similarly, provide support for your statements that your customers have increasingly used your product for indications outside the brain and that more than 50% of patients treated with the CyberKnife system in the United States during the three months ended September 30, 2006 were treated for tumors outside the brain.

        Accuray acknowledges the Staff's comment and is supplementally providing to the Staff a summary of information collected by Accuray related to the number of patients treated with the CyberKnife system and the number of patients treated with the CyberKnife system for indication outside the brain.

Competition, page 64

18.
Reconcile your disclosure that some manufacturers "claim some radiosurgery capabilities" with disclosure on page 17 that suggests that some of your competitors in fact have such capabilities.

        Accuray has revised the disclosure on page 71 to reconcile with the Company's disclosure on page 18 in response to the Staff's comment.

Reimbursement, page 66

19.
Revise your disclosure to specify, if known, whether the slight change in reimbursement for physician professional services will increase or decrease reimbursement.

        Accuray has revised the disclosure on page 72 in response to the Staff's comments.

Management, page 75

20.
Provide succinct descriptions of each individual's business experience for the last five years, leaving no ambiguities or gaps of time. For example, please address the periods of June to December 2004, August 2002 to March 2003 and July 1998 to March 2001 for Robert McNamara.

        Accuray has revised the disclosure on pages 82 through 84 in response to the Staff's comments.

Audit Committee, page 77

21.
Please tell us how you intend to comply with NASDAQ listing standards Rule 4350(c) requiring a majority of independent members of the board of directors as it appears Mr. Tu, Dr. Thomson and Dr. Adler may not qualify as independent. For example, we note that Mr. Adler has received consulting fees from the company. As another example we note that Mr. Tu is president of President International Development Corporation, of which President (BVI) International Investment Holdings Ltd. is a wholly owned subsidiary and holder of more than 5% of your outstanding voting stock. We note that he is also a director of President Medical Technologies, Co., Ltd., Inc., your distributor for Taiwan, Hong Kong and Macao SAR.

        Accuray acknowledges the Staff's comments. Accuray is currently in the process of identifying additional independent directors so that Accuray will satisfy the NASDAQ listing standards.

Director Compensation page 78

22.
Please explain the purpose and history of the CyberKnife Society and why you assumed the obligation under its agreement with Dr. Adler.

        Accuray has revised the disclosure on page 107 in response to the Staff's comments.

Certain Relationships and Related Transactions, page 99

23.
We note you state you have no outstanding accounts receivable with Meditec. Please clarify whether you have any other current obligations to them and why they are no longer your distributor in Japan. Also please file your May 2003 agreement as an exhibit.

        Accuray acknowledges the Staff's comments and supplementally informs the Staff that in December 2003 Accuray and Meditec began negotiations for the transfer of distribution rights in Japan from Meditec to Chiyoda Technol Corporation. Due in part to the issues surrounding the suspension of regulatory approval for the CyberKnife System as well as the fact that Meditec was no longer offering distributor services, both parties agreed to work together on the transfer of distribution rights in Japan. The distributor agreement between Accuray and Chiyoda was effective January 21, 2004. By way of a CyberKnife Transfer Agreement dated March 6, 2006, between Accuray and Meditec, in conjunction with Chiyoda, which finalized the assumption by Chiyoda of all Meditec's distributor rights and obligations, and any remaining obligations of Accuray have been transferred to Chiyoda. Accuray has received payment from Meditec as due under the terms of the March 6, 2006 Transfer Agreement.

24.
Please disclose how much Marubeni Corporation and its affiliates invested in your company and when such investment occurred.

        Accuray has revised the disclosure on pages 106 in response to the Staff's comments.

25.
Please tell us whether the terms of your agreement with PMTC are similar to agreements with your other distributors. To the extent material, describe any differences from your standard agreements.

        Accuray acknowledges the Staff's comment and submits that the Amended and Restated International Distributor Agreement between Accuray Incorporated and President Medical Technologies Co., Ltd., Inc. ("PMTC") contains many of the same provisions as Accuray's standard terms and conditions for distributors. However, the agreement contains additional provisions that take into account the fact that PMTC was relinquishing some of its previously exclusive territory.

26.
Please tell us why the payment from PMTC for 2005 was only $21,000.

        Accuray acknowledges the Staff's comment and submits that while Accuray recognized revenue for some CyberKnife systems sold to PMTC in year ended June 30, 2005, Accuray did not receive actual payment for any CyberKnife systems from PMTC in that fiscal year. Accuray supplementally informs the Staff that the actual payments Accuray did receive during the year ended June 30, 2005, were for spare parts, storage and training services, and totaled $21,000.

27.
Please disclose how much President (BVI) International Investment Holdings Ltd. and its affiliates invested in your company and when such investment occurred.

        Accuray has revised the disclosure on pages 106 and 107 in response to the Staff's comments.

28.
We note you state that either PMTC or you may terminate the agreement without cause during the first two years of the agreement, yet it appears such time period has passed. Please clarify.

        Accuray acknowledges the Staff's comment and has amended the disclosure on page 106 in response to the Staff's comment.

29.
Please explain what services and/or products you provided to Stanford University in return for the payments you describe.

        Accuray has revised the disclosure on page 108 in response to the Staff's comments.

Principal and Selling Stockholders, page 102

30.
Please identify the individuals with beneficial ownership of the shares held by the entities described in this table.

        Accuray acknowledges the Staff's comment and has revised the disclosure on pages 109-110 in response to the Staff's comments.

Shares Eligible for Future

31.
Please quantify what it means to have "substantially" all your stockholders sign lockups.

        Accuray acknowledges the Staff's comment and has revised the disclosure on page 119 to include the approximate percentage of shareholder's who have signed a lockup.

Change in Accountants, page 118

32.
Please file as an exhibit a letter from your former accountant, indicating whether or not they agree with your disclosures regarding the change in accountants.

        Accuray has revised the disclosure on page 125 based on comments from the former accountant. Accuray's former accountant confirmed that it will provide a letter to Accuray after it has reviewed the revised disclosure in Amendment No. 1. Accuray supplementally confirms with the Staff that it will file such letter with its next amendment.

Financial Statements

33.
Please update the financial statements as required by Rule 3-12 of Regulation S-X.

        Accuray acknowledges the Staff's comment and has revised the disclosure on pages F-3 through F-8 to reflect updated financial statements.

34.
Please include a currently dated and signed consent from your independent auditors prior to requesting effectiveness.

        Accuray acknowledges the Staff's comment.

Note 2. Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-11

35.
Please disclose how you are applying the residual method to your products and services. In addition, please tell us how your policy for recognition of upgrade services revenue complies with the requirements of paragraph 38 of SOP 97-2.

        Accuray acknowledges the Staff's comment and has revised the disclosure on page F-13 to provide the requested disclosure.

        Supplementally, Accuray advises the Staff that in a submission to the Staff dated April 5, 2005, Accuray requested guidance from the Staff relative to transactions subject to the guidance of Statement of Position No. 97-2, Software Revenue Recognition ("SOP 97-2"). The guidance sought related to Accuray's proposed accounting treatment for arrangements that included unspecified, but committed to, upgrade or enhancement elements in a multiple element arrangement. Accuray's "Platinum" PCS arrangements included terms that imposed the following obligations on Accuray in favor of its customer:

        1.     A specified obligation to deliver a certain number of upgrades within a specified time.

        2.     The obligation to provide a refund if the upgrades were not delivered.

        With the assistance of the Staff, Accuracy concluded that this transaction included specified obligations for the upgrades and that revenue should be deferred for all elements in the multiple element arrangement until the earlier of 1) the establishment of VSOE of fair value for specified obligations, or 2) the delivery of all specified obligations.

        Subsequent to receiving guidance from the Staff, Accuray modified its product offering. Specifically, the obligation to deliver two upgrades per year and the obligation to provide a refund if the two upgrades were not delivered were removed from Accuray's PCS product offering. Accuray's "Diamond" PCS agreements stipulate that any upgrades are offered when-and-if-available only, and do not provide for any refunds or other penalties if upgrades are not delivered by Accuray. Accuray has established vendor specific objective evidence (VSOE) of fair value for its Diamond PCS agreements.

        Accordingly, for multiple element revenue transactions that include Diamond PCS agreement, Accuray recognizes revenue based upon the residual method prescribed in Statement of Position No. 98-9, Modifications of SOP No. 97-2 with Respect to Certain Transactions, and when all other criteria for revenue recognition have been met.

Stock-Based Compensation, page F-15

36.
Please note that we are deferring any final evaluation of stock compensation until the estimated offering price is specified, and we may have further comments in that regard when you file the amendment containing that information.

        Accuray acknowledges the Staff's comment.

37.
We refer to your disclosure that you used fair values of common stock between $2.63 and $7.63 in the Black-Scholes option pricing model to determine stock-based compensation. Please provide us with a schedule showing in chronological order, the date of grant, optionee, number of options granted, exercise price and the fair value of the underlying shares of common stock for the options issued within the year preceding the contemplated IPO. Also, provide a similar schedule for issuances of warrants. Please indicate the compensation recorded for each of these issuances and reconcile to the amounts recorded in the financial statements. Tell us the objective evidence and analysis which supports your determination of the fair value at each grant and stock issuance date, Discuss the nature of any events which occurred between the dates the options were granted and the date the registration statement was filed. In addition, provide details of estimated pricing information from the underwriters and indicate whether this was considered in determining estimated fair value of the stock and options issued.

        Accuray is providing its response to this comment in a supplemental memorandum to the Staff.

38.
For options granted during the twelve months prior to the date of the most recent balance sheet, please disclose the following in the notes to your financial statements:

•
For each grant date, the number of options granted, the exercise price, the fair value of your common stock, and the intrinsic value (if any) per option.

•
If the valuation specialist was a related party, please disclose that fact.

•
Whether the valuation was contemporaneous or retrospective.

        Accuray acknowledges the Staff's comment and has revised the disclosure on pages F-17 and F-18 to reflect updated financial statements.

Note 3. Property and Equipment, page F-21

39.
We reference the disclosure that you retain title to the CyberKnife system under the terms of the shared ownership program. Please tell us whether there are any provisions or options in the agreement for customer to purchase the system. In addition, tell us the nature of the "contingent revenues" referenced in Note 3.

        In response to the Staff's comment, Accuray submits that the shared ownership programs do provide an opportunity for the customer to purchase the CyberKnife system, either during the first year, or during each subsequent year. The purchase price varies depending on the specific terms of the shared ownership agreement, but is generally based upon the price of the system as installed, any payments made and/or due to Accuray under the program and any applicable interest. The shared ownership programs also provide for the sharing of revenues generated by the customer using the CyberKnife system. As such, in addition to the minimum monthly payments, Accuray receives a portion of the revenues collected by the customer for treatments provided using the CyberKnife system.

Note 4. Business Combination, page F-21

40.
We reference the discussion in Note 4 that the purchase of HES was accounted for in accordance with SFAS 141 but lacked the materiality to be incorporated into the accompanying financial statements for periods prior to the acquisition date. Please tell what is meant by this statement and clarify the accounting for this acquisition.

        Accuray acknowledges the Staff's comment and has revised the disclosure on page F- 27 in response to the Staff's comments.

41.
We note your reference to an independent third-party valuation firm. Revise to include the name of the valuation specialist and provide a written consent under Securities Act Rule 436 as an exhibit to the filing.

        Accuray has revised the disclosure on page F-27 to remove the reference to a third party valuation firm.

Note 8. Commitments and Contingencies, page F-24

Royalty Agreements, page F-25

42.
We reference the third sentence in the first paragraph under "Royalty Agreements." Please clarify whether you intended to state that royalty expense is recognized in cost of revenue or deferred cost of revenues.

        Accuray acknowledges the Staff's comment and has revised the disclosure on page F-30 in response to the Staff's comments.

Recent Sales of Unregistered Securities, page II-2

43.
Please identify the investors referred to in paragraph 4.

        Accuray has revised the disclosure on page II-2 to identify the investors referred to in paragraph 4 in response to the Staff's comment.

Exhibits

44.
Please provide us all required exhibits with your next submission. We note you have not filed your purchase agreement with AS&E. Please also confirm that you have filed all agreements with the single source suppliers referred to on page 15 and elsewhere in your prospectus.

        Accuray has filed with Amendment No. 1 all remaining exhibits required by Item 601(a) of Regulation S-K (including the Company's asset purchase agreement with AS&E) with the exception of Exhibits 1.1, 3.2, 3.4, 5.1, 10.5, 10.6, 10.21, 10.25 and 10.46 and the letter from our former accountants. Accuray confirms that it has filed all agreements with the single source suppliers referred to on page 15 and elsewhere in the prospectus. Accuray intends to file Exhibit 1.1 as promptly as possible after the form of underwriting agreement has been negotiated. Accuray intends to file a request for confidential treatment for portions of Exhibits 10.21, 10.25 and 10.10.46, and intends to file Exhibits 3.2, 3.4, 5.1, 10.5 and 10.6 and the letter from our former accountants with a subsequent amendment.

45.
We note your reference to an application for confidential treatment. We will review and provide any comments related to your request separately. Comments must be resolved and your application must be complete before we may accelerate the effective date of your registration statement.

        Accuray acknowledges the Staff's comment.

*  *  *  *  *

        The Company respectfully advises the Staff that the Company currently anticipates printing preliminary prospectuses promptly after filing Amendment No. 2 to the registration statement, and plans to commence its road show as soon thereafter as practicable. In light of the Company's desired schedule, Accuray would very much appreciate the Staff's prompt review of Amendment No. 1 and this response letter. If the Staff has any questions or would like to discuss any of the foregoing, please do not hesitate to contact the undersigned at (650) 463-3031 or Laura Bushnell of this firm at (650) 463-2645.

Very truly yours,
/s/ JEAN-MARC CORREDOR
Jean-Marc Corredor of Latham & Watkins LLP
cc:
Euan S. Thomson, Ph.D., Accuray Incorporated
Robert E. McNamara, Accuray Incorporated
Michael W. Hall, Esq., Latham & Watkins LLP
Laura I. Bushnell, Esq., Latham & Watkins LLP
Mark L. Reinstra, Esq., Wilson Sonsini Goodrich & Rosati
Gavin McCraley, Esq., Wilson Sonsini Goodrich & Rosati